Interbrew

THE WORLD'S LOCAL BREWER

03 FEB 20 7:21

03007421

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

Leuven, 31 January 2003

SUPPL

Dear Madam,

Subject: Interbrew S.A. (the "Company") — Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone: +32.16.24.75.32, fax: +32.16.24.78.96, e-mail: Patrice.thys@interbrew.com .

Very truly yours,

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

Patrice J. Thys
Executive Vice President
Legal and Corporate Affairs

dlw 3/14

Enclosure: press release

Interbrew

THE WORLD'S LOCAL BREWER©

PRESS RELEASE

Interbrew and Heineken Italia each build their own specialty brand portfolio in the Italian market

Brussels, 31 January 2003

Heineken Italia and Interbrew have reached agreement to terminate, by common consent, the license and distribution agreements which gave Heineken Italia the right to produce and/or distribute Interbrew's Belgian brands and the Labatt range in the Italian market since 1995. As a result, Interbrew will regain full control of its premium and speciality brands and offer its comprehensive brand portfolio in the Italian market as of 1 March 2003, while Heineken Italia will launch its own exclusive range of specialty beers for the Italian market.

This transaction concerns the return of all rights to Interbrew's Belgian brands, as well as the Labatt range, in the Italian market, for a total consideration of EUR 19.5 million. It also further strengthens Interbrew, *The Worlds Local Brewer©*, as the number 1 importer of beers in Italy and allows the company to capture the full margin of its business in the Italian market.

Heineken has been managing the production and distribution in the Italian market of Interbrew's Stella Artois® and its Belgian speciality brands since 1995 and of the Labatt range since 1996. With a sales volume of 170.000 hectolitres in 2001, Stella Artois® is an important premium brand in the Italian import segment. Within the total Italian beer market (16,7 million hectolitres in 2001), the import segment represents 26% and has been the fastest growing beer segment in Italy over the last 10 years.

Since its recent acquisitions in the UK (Bass Brewers) and Germany (Beck & Co), Interbrew has achieved a stronger position in the Italian market, with leading brands such as Beck's® and Tennents®. Starting 1 March 2003, Interbrew will complete its own portfolio in Italy by regaining full control of its international portfolio brands. With Beck's®, Tennent's®, Stella Artois®, Hoegaarden®, Leffe® and Labatt®, Interbrew has a strong and powerful product offering which can successfully compete with the leading players in Italy.

Interbrew

THE WORLD'S LOCAL BREWER©

"*Our brands in Italy can now be leveraged on a broader platform, allowing us to grow the brands substantially faster than in previous years.*" said Dieter Ammer, Regional President, Germany, Southern Europe & Export. "*It's a win-win situation. The deal makes a lot of sense not only from a strategic, but also from a financial point of view.*"

Interbrew - *The World's Local Brewer©*

Interbrew, *The World's Local Brewer©*, is a leading consolidator in the world beer industry. The company is headquartered in Belgium and employs over 35,000 people worldwide. The strategy of Interbrew, The World's Local Brewer©, is to build strong local platforms in the major beer markets around the world. In the markets where it operates, Interbrew is respectful of the local heritage and tradition of the beer industry and helps the local management grow its business. "The World's Local Brewer©" strategy is based on four pillars: first strengthening the local brands (in many cases market leader, such as Jupiler® in Belgium), thereafter introducing international premium and specialty brands including Stella Artois®, Beck's®, Hoegaarden®, Leffe® and Bass® Ale. Finally, Interbrew brings considerable best practices to its local platforms and continues to develop the local operations both organically and through selective acquisitions. In total, more than 200 Interbrew brands are sold in over 120 countries. Visit web site www.interbrew.com for more information on Interbrew.

Contact information

Vicky Palmeri
Corporate Press Officer
Tel: +32-16-31-51-61
Mobile: +32-475-92-20-61
Fax: +32-16-31-59-69
E-mail: vicky.palmeri@interbrew.com